                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                               (Amendment No. __1__)*


                                La-Z-Boy Chair Company
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                       Common
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                       50533610
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 8 pages

     CUSIP No. 50533610                  13G                   Page 2 of 8 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mitchell Hutchins Asset Management Inc.
               IRS ID No.: 13-2895752


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               Joint filing                       (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                    5    SOLE VOTING POWER
      NUMBER OF                None

       SHARES       6    SHARED VOTING POWER
                               259,500
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                               None
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                               259,500
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          259,500 (Not to be construed as an admission of Beneficial ownership)


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         1.40

     12   TYPE OF REPORTING PERSON*

                         CO, BD, IA



     SEC 1745 (2/92)              Page 2 of 8 pages

     CUSIP No. 50533610                  13G                   Page 3 of 8 Pages


      1   NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mitchell Hutchins Institutional Investors Inc.
               IRS ID No.: 13-3180862


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               Joint filing                       (a) /__/
                                                  (b) /__/
      3   SEC USE ONLY


      4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                    5    SOLE VOTING POWER
      NUMBER OF                None

       SHARES       6    SHARED VOTING POWER
                               259,500
     BENEFICIALLY

       OWNED BY     7    SOLE DISPOSITIVE POWER
                               None
        EACH

      REPORTING

       PERSON       8    SHARED DISPOSITIVE POWER
                               259,500
        WITH


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          259,500 (Not to be construed as an admission of Beneficial ownership)


     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         1.40

     12   TYPE OF REPORTING PERSON*

                         CO, IA



     SEC 1745 (2/92)              Page 3 of 8 pages

     CUSIP No. 50533610                  13G                   Page 4 of 8 Pages


     Item 1.
          (a)  Name of Issuer
                    La-Z-Boy Chair Company

          (b)  Address of Issuer's Principal Executive Offices
                    1284 North Telegraph Road
                    Attn: Ms. Kathi Stiefel
                    Monroe, MI  48162-3390

     Item 2.
          (a)  Name of Person Filing

                    Mitchell Hutchins Asset Management Inc.

          (b)  Address of Principal Business Office or, if none, Residence

                    1285 Avenue of the Americas
                    New York, NY  10019

          (c)  Citizenship

                    Delaware

          (d)  Title of Class of Securities

                    Common

          (e)  CUSIP Number

                    50533610

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) /X_/  Broker or Dealer registered under Section 15 of the Act

          (b) /__/  Bank as defined in section 3(a)(6) of the Act

          (c) /__/  Insurance Company as defined in section 3(a)(19) of the act

          (d) /__/  Investment   Company  registered  under  section  8  of  the
                    Investment Company Act

          (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)





     SEC 1745 (2/92)              Page 4 of 8 pages

     CUSIP No. 50533610                  13G                   Page 5 of 8 Pages


          (g) /X_/  Parent     Holding     Company,    in     accordance    with
                    240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h) /__/  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

     Item 4. Ownership

          Mitchell Hutchins Asset Management Inc. ("MHAM") and Mitchell Hutchins Institutional Investors Inc. ("MHII") each disclaim direct beneficial ownership of the securities of La-Z-Boy Chair Company reported herein, and the filing of this Schedule 13G shall not be construed as an admission that these companies are the beneficial owners of any La-Z-Boy Chair Company securities.

          (a)  Amount Beneficially Owned:

                    See line item (9) of the cover pages.

          (b)  Percent of Class

                    See line item (11) of the cover pages.

          (c)  Number of shares as to which such person has:

               (i)  Sole Power to vote or to direct the vote:

                    See line item (5) of the cover pages.

               (ii) Shared Power to vote or to direct the vote:

                    See line item (6) of the cover pages.

               (iii)     Sole Power to dispose or to direct the disposition of:

                    See line item (7) of the cover pages.

               (iv) Shared Power to dispose or to direct the disposition of:

                    See line item (8) of the cover pages.

     Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).








     SEC 1745 (2/92)              Page 5 of 8 pages

     CUSIP No. 50533610                  13G                   Page 6 of 8 Pages


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Exhibit A.

     Item 8. Identification and Classification of Members of the Group

          N/A

     Item 9. Notice of Dissolution of Group

          N/A

     Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  February 13, 1996                        /s/ Michael Katz     *
                                                     -----------------------
                                                      Michael Katz
                                                      Chief Financial Officer
                                                      & Senior Vice President




     _________________________

     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.


     SEC 1745 (2/92)              Page 6 of 8 pages

     CUSIP No. 50533610                  13G                   Page 7 of 8 Pages


                              EXHIBIT A TO SCHEDULE 13G

                      ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


          Mitchell Hutchins Institutional Investors Inc. ("MHII") is a wholly-owned subsidiary of Mitchell Hutchins Asset Management Inc. ("MHAM"). MHAM is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (the "Act"). MHAM is a broker-dealer registered under Section 15 of the Act. MHAM and MHII are investment advisers registered under section 203 of the Investment Advisers Act of 1940.

          MHAM and MHII are Delaware corporations whose business address is as follows:

               1285 Avenue of the Americas
               New York, NY  10019

          The companies filing this joint Schedule 13G report beneficial ownership of the Common Stock of La-Z-Boy Chair Company in the following amounts:


                                                 Shares Owned
                                                   Directly             Shares
                     Company                      or through         Beneficially
                                               Managed Accounts         Owned


       1.   Mitchell Hutchins Institutional         259,500            259,500
            Investors Inc.

       2.   Mitchell Hutchins Asset                  None              259,500
            Management Inc.















     SEC 1745 (2/92)              Page 7 of 8 pages

     CUSIP No. 50533610                  13G                   Page 8 of 8 Pages


                                JOINT FILING AGREEMENT


          Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person s behalf, pursuant to section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.


     Dated:  February 13, 1996

      Mitchell Hutchins Asset Management Inc.       Mitchell Hutchins Institutional Investors Inc.


      By:  /s/ Michael Katz           *             By:  /s/ Michael Katz          *
          ------------------------------                ----------------------------
           Michael Katz                                  Michael Katz
           Chief Financial Officer                       Chief Financial Officer
           & Senior Vice President                       & Senior Vice President



















     _________________________

     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.


     SEC 1745 (2/92)              Page 8 of 8 pages